                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                  FORM 11-K

                                ANNUAL REPORT


        Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        ----------------------------------------------------------------


                  For the fiscal year ended December 31, 1993


                          Commission File No.  0-14139


  A:  Full title of the Plan:

        VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

  B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               VWR CORPORATION
                         Goshen Corporate Park West
                             1310 Goshen Parkway
                           West Chester, PA  19380

                             REQUIRED INFORMATION

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

Financial Statements, Schedules, and Exhibits

December 31, 1993



Financial Statements, and Schedules                                   PAGE


Report of Independent Auditors............................................4
Statements of Net Assets Available for Benefits...........................5
Statements of Changes in Net Assets Available for Benefits  ..............6
Notes to Financial Statements.............................................7
Supplemental Schedules
  Schedule I--Assets Held For Investment.................................14
  Schedule II--5% Reportable Transactions................................16

Exhibits

Consent of Independent Auditors..........................................17

                         SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VWR CORPORATION
                                   ---------------
                                     (Registrant)

Date: June 28,1994  BY (SIGNATURE)
                                                Walter S. Sobon
                                                Vice President Finance
                                                (Principal Financial Officer)

REPORT OF INDEPENDENT AUDITORS

VWR Pension Plan Committee
VWR Corporation Inve$tor Tax Savings Investment Plan


We have audited the accompanying statements of net assets available for benefits of the VWR Corporation Inve$tor Tax Savings Investment Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and of 5% reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.



Philadelphia, Pennsylvania
June 8, 1994

                           BY (SIGNATURE)
                                                 ERNST & YOUNG

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                               December 31,
                                            1993         1992
                                            ----         ----
ASSETS

  Investments, at fair value              $16,895,563  $14,150,786
  Contributions receivable                                 148,793
  Dividends receivable                         44,735       37,173
                                           ----------   ----------
                           TOTAL ASSETS    16,940,298   14,336,752

LIABILITIES - Miscellaneous                    35,309      230,007
                                            ---------    ---------

NET ASSETS AVAILABLE FOR BENEFITS         $16,904,989  $14,106,745
                                          ===========  ===========



See notes to financial statements.

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                Year Ended December 31,
                                                1993              1992
                                                ----              ----
ADDITIONS:
Investment income:
  Interest                                    $    74,034      $    92,020
  Dividends                                       168,222          174,392
                                               ----------       ----------
                                                  242,256          266,412
Contributions to the Plan:
  Employee                                      1,762,042        1,757,110
  Employer                                        639,028          583,257
  Employee rollovers                              159,101          179,890
                                                ---------       ----------
                                                2,802,427        2,786,669
DEDUCTION:
Payments to participants                          559,875          598,744
                                                ---------       ----------
                                                2,242,552        2,187,925
Net appreciation in fair
  value of investments                            555,692        1,741,065
                                                ---------       ----------
         INCREASE IN NET ASSETS                 2,798,244        3,928,990

Net assets available for benefits at
  beginning of year                            14,106,745       10,177,755
                                               ----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                              $16,904,989      $14,106,745
                                              ===========      ===========

See notes to financial statements.

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1993

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments are stated at fair value. Securities traded on a national securities exchange, and government securities are valued at the last reported sales price on the last business day of the VWR Corporation Inve$tor Tax Savings Investment Plan (the Plan) year. The fair value of the participation units owned by the Plan in common trust funds is based on quoted redemption values on the last business day of the Plan year.

Administrative Expenses: Substantially all administrative expenses and trustee fees were paid by the Plan's sponsor, VWR Corporation (VWR).

NOTE B -- DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution investment plan for all salaried personnel. Union employees are also eligible, provided the union also participates in VWR's health insurance and pension plans.

Employees may contribute up to 12% of their compensation to the Plan. VWR contributes an amount equal to 50% (after deducting VWR's health care contribution) of each employee's contribution up to 3% of each employee's compensation. Employees may elect to allocate a portion of their contribution to a health care fund, to meet future medical expenses. VWR will match 100% of any amounts that participants allocate to the health care fund, limited to 20% of the first 3% of each employee's compensation. Depending on VWR's profitability in any year, VWR may make an additional employer contribution on behalf of each participant who is employed on March 31 of the following year. The additional employer contribution shall equal a specified percentage, determined by VWR each year, of the participant's contribution for the previous Plan year.

Employee contributions to the Plan are invested at the discretion of the participants in any or all of the following funds in a minimum of 1% increments: The VWR Corporation Stock Fund, the Asset Allocation Fund, the Bond Index Fund, the Money Market Fund, the S&P 500 Stock Fund, or the U. S. Treasury Allocation Fund (the Funds). Employer contributions are invested solely in the VWR Corporation Stock Fund. Participants over age 55 may elect to have employer contributions transferred from the VWR Corporation Stock Fund to an alternative Fund(s). All Fund investments are managed by a trustee at the direction of the plan administrator and the Pension Committee of the Plan.

Employee contributions vest immediately while VWR's contributions vest at a rate of 20% per year of service. Should the Plan terminate at some future time, all assets of the Plan will be available to participants, and the rights of all participants shall become 100% vested at that time.

Participants who are employees are eligible to borrow from their account as limited by Section 72(P)(2) of the Internal Revenue Code and certain other conditions as described in the Plan document. Interest is accrued at the prime lending rate on the date of loan disbursement plus 1%.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.


NOTE C -- DESCRIPTION OF FUNDS

Individual accounts are maintained for Plan participants that reflect their respective contributions and related employer contributions and any earnings or losses on the Plan's investments.

The Plan is divided into six investment funds and a loan fund:

  VWR Corporation Stock Fund:  This fund invests in VWR Common Stock.

  Asset Allocation Fund: This fund invests in common stocks, U. S. Treasury bonds, and money market instruments.

  Bond Index Fund:   This fund invests in high-grade bonds issued by the U.S.
Government, domestic corporations, and other issuers.

  Money Market Fund: This Fund invests in instruments with maturities of less than one year, including: U. S. Government and Agency obligations, fixed time deposits, bankers' acceptances, bank obligations, short-term corporate debt instruments, repurchase agreements, and loan participations.

  S&P 500 Stock Fund: This Fund invests in substantially the same stocks in the same proportions that comprise the S&P 500 Index itself.

  U.S. Treasury Allocation Fund: This Fund invests in three types of fixed-income securities: long-term U. S. Treasury bonds, intermediate-term U. S. Treasury notes, and 90-day U. S. Treasury bills.

  Loan Fund: The loan fund consists of the principal balance of loans outstanding to plan participants.

NOTE D -- INVESTMENTS

The Plan purchased 108,110 shares of VWR Common Stock for $1,431,128 during 1993 and 98,861 shares for $1,414,063 during 1992. The Plan purchased securities from Wells Fargo Bank, a party in interest, for $4,318,267 during 1993 and $6,328,412 during 1992.

During 1993 and 1992, the Plan's investments, including investments bought and sold as well as held during the year, appreciated in fair value as follows:

                                            Net
                                        Appreciation
                                        (Depreciation)            Fair Value
                                        in Fair Value               at End
                                        During Period              of Period
                                        -------------              ----------
Year ended December 31, 1993
VWR Corporation Stock Fund                $ (519,369)          $ 5,485,040
Money Market Fund                                                1,407,991
Asset Allocation Fund                        541,589             4,528,855
Bond Index Fund                               47,199               529,965
S&P 500 Stock Fund                           177,536             2,149,351
U.S. Treasury Allocation Fund                308,737             2,275,328
Sweep Account                                                       14,613
Loan Fund                                                          504,420
                                          ----------           -----------
                                          $  555,692           $16,895,563
                                          ==========           ===========

Year ended December 31, 1992
VWR Corporation Stock Fund                $1,209,145           $ 5,126,864
Money Market Fund                                                1,403,203
Asset Allocation Fund                        221,072             3,406,066
Bond Index Fund                               31,324               410,768
S&P 500 Stock Fund                           128,285             1,725,556
U.S. Treasury Allocation Fund                151,239             1,680,678
Sweep Account                                                        6,465
Loan Fund                                                          391,186
                                          ----------           -----------
                                          $1,741,065           $14,150,786
                                          ==========           ===========

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                     December 31,
                                              1993                   1992
                                              ----                   ----
VWR Corporation -- common stock           $5,387,048            $5,018,409
Asset Allocation Fund                      4,528,855             3,406,066
Money Market Fund                          1,407,991             1,403,203
S&P 500 Stock Fund                         2,149,351             1,725,556
U.S. Treasury Allocation Fund              2,275,328             1,680,678


At December 31, 1993 the Plan held 439,759 shares of VWR Corporation common stock at a market price of $12.25 per share. On June 8, 1994 the market price per share of VWR's common stock was $10.75.

NOTE E -- PAYMENTS TO PARTICIPANTS

Participants are entitled to their vested benefits upon termination from the Plan. Unvested employer contributions are forfeited upon termination and offset against employer contributions. However, if participants re-enter the Plan within a five-year period, the unvested amount is added back to their respective accounts upon repayment of amounts previously distributed to participants.

NOTE F -- INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan, as amended in 1990, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The plan administrator believes the Plan, as amended in 1991, also qualifies under
Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Committee is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

 NOTE G--NET ASSETS AVAILABLE FOR BENEFITS BY FUND
 December 31, 1993

                                                     Asset      Bond                U.S. Treasury
                      VWR Corporation    Money     Allocation   Index    S&P 500     Allocation    Sweep
                        Stock Fund    Market Fund    Fund       Fund    Stock Fund     Fund       Account  Loan Fund   Total
                        ----------   ------------ ----------  --------  ----------  ----------    ------   --------- ----------
ASSETS
  Investments, at fair
     value               $5,485,040  $1,407,991 $4,528,855   $ 529,965  $2,149,351  $2,275,328    $ 14,613  $504,420 $16,895,563
  Dividend receivable        44,735                                                                                       44,735
                         ----------   --------- ----------   ---------  ----------  ----------  ----------  -------- -----------
TOTAL ASSETS BY FUND      5,529,775   1,407,991  4,528,855     529,965   2,149,351   2,275,328      14,613   504,420  16,940,298

LIABILITIES-Miscellaneous    20,696                                                                 14,613                35,309
                         ----------   --------- ----------   ---------- ----------- ----------  ----------  -------- -----------
NET ASSETS AVAILABLE
  FOR BENEFITS           $5,509,079  $1,407,991 $4,528,855  $  529,965  $2,149,351  $2,275,328   $          $504,420 $16,904,989
                         ==========  ========== ==========  ==========  ==========  ==========   =========  ======== ===========



 NOTE G - NET ASSETS AVAILABLE FOR BENEFITS BY FUND - continued
 December 31, 1992


                                                    Asset      Bond                U.S. Treasury
                       VWR Corporation   Money    Allocation   Index     S&P 500    Allocation   Sweep
                          Stock Fund  Market Fund    Fund      Fund     Stock Fund    Fund      Account Loan Fund   Total
                          ----------  ----------- ----------  -------   ----------  ---------   ------- --------- ----------
ASSETS
Investments,
 at fair value            $5,126,864  $1,403,203  $3,406,066  $410,768  $1,725,556  $1,680,678  $6,465  $391,186  $14,150,786
 Contributions receivable    141,329       1,277       2,751       372       1,584       1,480                        148,793
 Dividend receivable          37,173                                                                                   37,173
                          ----------  ----------  ----------  --------  ----------  ----------  ------  --------  -----------
TOTAL ASSETS BY FUND       5,305,366   1,404,480   3,408,817   411,140   1,727,140   1,682,158   6,465   391,186   14,336,752

LIABILITIES-Miscellaneous    104,944      36,027      35,818     4,499      22,404      19,850   6,465                230,007
                           ---------  ----------  ----------  --------  ----------   ---------  ------  --------  -----------
NET ASSETS AVAILABLE
 FOR BENEFITS             $5,200,422  $1,368,453  $3,372,999  $406,641  $1,704,736  $1,662,308  $       $391,186  $14,106,745
                          ==========  ==========  ==========  ========  ==========  ==========  ======  ========  ===========

 NOTE H - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
 Year Ended December 31, 1993
                            VWR                      Asset      Bond               U.S. Treasury
                        Corporation    Money      Allocation    Index   S&P 500      Allocation    Sweep     Loan
                         Stock Fund   Market Fund    Fund       Fund      Fund          Fund      Account    Fund        Total
                         ----------   ----------- ----------  --------- ---------    ----------   --------   ----        -----
ADDITIONS:
Investment income:
  Interest                $   4,597    $ 41,400   $  10,423   $ 1,334   $   5,935     $  6,247    $ 4,098  $         $    74,034
  Dividend income           168,222                                                                                      168,222
                          ---------    --------   ---------   -------   ----------    --------    -------  --------   ----------
                            172,819      41,400      10,423     1,334       5,935        6,247      4,098                242,256

Contributions to the Plan:
  Employee                  170,799     239,588     599,320    86,154     337,354      328,827                         1,762,042
  Employer                  639,028                                                                                      639,028
  Employee rollovers         43,116      19,958      70,946     1,001       8,450       15,630                           159,101
                          ---------    --------   ---------   -------   ---------     --------    -------  --------   ----------
                          1,025,762     300,946     680,689    88,489     351,739      350,704      4,098              2,802,427
DEDUCTION:
Payments to participants    172,212     111,672     136,298    20,579      25,098       65,401     28,615                559,875
                          ---------    --------   ---------   -------   ---------     --------    -------  --------    ---------
                            853,550     189,274     544,391    67,910     326,641      285,303    (24,517)             2,242,552
Loans to participants       (57,635)    (32,471)   (103,828)  (17,531)    (65,159)     (70,658)      (745)  348,027
Loan payments from
  participants               30,301      21,435      68,697     8,794      39,124       41,180     25,262  (234,793)
Net appreciation
  (depreciation) in fair
  value of investments     (519,369)                541,589    47,199     177,536      308,737                           555,692
Transfers among funds at
  the request of participants 1,810    (138,700)    105,007    16,952     (33,527)      48,458
                            -------    --------    --------   -------   ----------    --------    -------  --------   ----------
INCREASE IN NET ASSETS      308,657      39,538   1,155,856   123,324     444,615      613,020              113,234    2,798,244

Net assets available for
  benefits at beginning
  of year                 5,200,422   1,368,453   3,372,999   406,641   1,704,736    1,662,308              391,186   14,106,745
                          ---------   ---------   ---------  --------   ---------    ---------    -------  --------   ----------
Net assets available for
  benefits at end
  of year                $5,509,079  $1,407,991  $4,528,855  $529,965  $2,149,351   $2,275,328   $        $ 504,420  $16,904,989
                         ==========  ==========  ==========  ========  ==========   ==========   ======== =========  ===========




  NOTE H - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND - CONTINUED
  Year ended December 31, 1992

                                                 Asset                             U.S. Treasury
                   VWR Corporation    Money    Allocation  Bond Index  S & P 500    Allocation    Sweep
                      Stock Fund   Market Fund    Fund        Fund     Stock Fund      Fund      Account   Loan Fund     Total
                      ----------   -----------  ---------  ---------- -----------  ----------- ----------  ---------   ----------
ADDITIONS:
Investment Income:
  Interest            $    4,432   $  65,025    $ 10,690   $   424   $    4,361   $    3,474    $  3,614   $          $    92,020
  Dividends              174,392                                                                                          174,392
                      ----------   ---------    --------   -------   ----------   ----------    --------   ---------  -----------
                         178,824      65,025      10,690       424        4,361        3,474       3,614                  266,412

Contributions to
 the Plan:
  Employee               225,829     261,953     564,529    75,941      325,188      303,670                            1,757,110
  Employer               583,257                                                                                          583,257
  Employee rollovers      55,912      15,944      45,886     1,490       47,182       13,476                              179,890
                      ----------   ---------    --------   -------   ----------   ----------    --------   ---------  -----------
                       1,043,822     342,922     621,105    77,855      376,731      320,620       3,614                2,786,669

DEDUCTION:
Payments to
 participants            184,876      88,919     145,682     9,512       76,923       74,273      18,559                  598,744
                      ----------  ----------   ---------   -------  ----------   ----------    ---------   ---------  -----------
                         858,946     254,003     475,423    68,343      299,808      246,347     (14,945)               2,187,925


Loans to participants    (46,610)   (101,322)   (110,136)  (11,671)     (46,726)     (52,926)       (810)    370,201
Loan payments from
  participants             4,951      55,068      74,628     2,626       30,790       23,781       3,612    (195,456)
Net appreciation
  in fair value of
  investments          1,209,145                 221,072    31,324      128,285      151,239                            1,741,065
Transfers among funds
  at the request of
  participants          (498,593) (1,444,152)     60,660   316,019    1,292,579    1,293,867  (1,020,380)
                       ----------  ----------  ---------  --------   ----------   ----------  ----------   ---------   ----------
INCREASE (DECREASE)
  IN NET ASSETS        1,527,839  (1,236,403)    721,647   406,641    1,704,736    1,662,308  (1,032,523)    174,745    3,928,990

Net assets available
  for benefits at
  beginning of year    3,672,583   2,604,856   2,651,352                                       1,032,523     216,441   10,177,755
                      ----------  ----------  ----------  --------   ----------   ----------  ----------   ---------  -----------
Net assets available
 for benefits at
 end of year          $5,200,422  $1,368,453  $3,372,999  $406,641   $1,704,736   $1,662,308  $            $ 391,186  $14,106,745
                      ==========  ==========  ==========  ========   ==========   ==========  ==========   =========  ===========


SCHEDULE I--ASSETS HELD FOR INVESTMENT

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN
December 31, 1993
                     VWR Corporation             Money                 Asset                   Bond           S&P 500
                       Stock Fund             Market Fund         Allocation Fund           Index Fund       Stock Fund
                       ----------             -----------         ---------------           ----------       -----------
Identity of Issuer,            Current                Current               Current               Current             Current
 Fund, or Borrower  Cost        Value      Cost        Value     Cost        Value        Cost    Value    Cost       Value
- ------------------- ----       -------     ----        -------   ----        ----         ----    ------   -----      -------
*VWR Common Stock
 439,759 shares    $4,376,768  $5,387,048

*Wells Fargo Bank
 Money Market Fund
 118,205 units                            $1,407,991  $1,407,991

*Wells Fargo Bank
 Asset Allocation Fund
 296,197 units                                                   $3,816,124  $4,528,855

*Wells Fargo Bank
 Bond Index Fund
 42,296 units                                                                           $463,080  $529,965

*Wells Fargo Bank
 S&P 500 Stock Fund
 132,105 units                                                                                             $1,864,867 $2,149,351

*Wells Fargo Bank
 U.S. Treasury
 Allocation Fund
 154,574 units

Loans outstanding to
 fund participants,
 bearing interest
 ranging from 7%
 to 11.33%

*Wells Fargo
 Bank Daily
 Money Market Fund     97,992      97,992
                   ----------  ---------- ----------  ---------- ----------  ---------- --------  -------- ---------- ----------
                   $4,474,760  $5,485,040 $1,407,991  $1,407,991 $3,816,124  $4,528,855 $463,080  $529,965 $1,864,867 $2,149,351
                   ==========  ========== ==========  ========== ==========  ========== ========  ======== ========== ==========

*  Party in interest

VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN

December 31, 1993
                            U.S. Treasury            Sweep
                           Allocation Fund          Account            Loan Fund             Total
Identity of Issuer,        ---------------         ----------          ---------             -----
  Fund, or Borrower                  Current               Current           Current                Current
- -------------------      Cost        Value       Cost      Value     Cost    Value     Cost         Value
                         ----        -------     ----      -------   ----    -------   ----         -------

*VWR Common Stock
  439,759 shares                                                                       $ 4,376,768   $5,387,048

*Wells Fargo Bank
  Money Market Fund
  118,205 units                                                                          1,407,991    1,407,991

*Wells Fargo Bank
  Asset Allocation Fund
  296,197 units                                                                          3,816,124    4,528,855

*Wells Fargo Bank
  Bond Index Fund
  42,296 units                                                                             463,080      529,965

*Wells Fargo Bank
  S&P 500 Stock Fund
  132,105 units                                                                          1,864,867    2,149,351

*Wells Fargo Bank
  U.S. Treasury
  Allocation Fund
  154,574 units          $1,862,172  $2,275,328                                          1,862,172    2,275,328

Loans outstanding to
  fund participants
  bearing interest
  ranging from 7%
  to 11.33%                                                          $504,420 $504,420     504,420      504,420

*Wells Fargo
  Bank Daily
  Money Market Fund                              $ 14,613  $ 14,613                        112,605      112,605
                         ----------- ----------  --------  --------  -------- --------  ----------   ----------
                         $1,862,172  $2,275,328  $ 14,613  $ 14,613  $504,420 $504,420 $14,408,027  $16,895,563
                         ==========  ==========  ========  ========  ======== ========  ==========   ==========

  * Party in interest

SCHEDULE II -- 5% REPORTABLE TRANSACTIONS

  VWR CORPORATION INVE$TOR TAX SAVINGS INVESTMENT PLAN
  Year Ended December 31, 1993

                                                 Number                Gain
                         Number of    Total        of       Total     (Loss)
                         Purchases  Purchases    Sales      Sales     on Sale
                         ---------  ---------    ------     -----     -------


Category (iii) -- A series of transactions in excess of 5% of Plan Assets
- -------------------------------------------------------------------------
*VWR Corporation
  Common Stock             103      $1,431,128     72       $538,529  $157,431

*Wells Fargo Bank
  Asset Allocation Fund     97         980,774     62        399,573    50,966

*Wells Fargo Bank
  U.S. Treasury
  Allocation Fund           86         531,689     59        245,777    41,476

*Wells Fargo Bank Daily
  Money Market Fund        168       1,911,833    174      1,914,148




There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1993.
- -----------------------------------------------------------------------

*  Party in interest transactions but not prohibited transactions.